Filed by AGL RESOURCES INC.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
Of the Securities Exchange Act of 1934, as amended

Subject Company: Nicor Inc.
Commission File No: 001-07297

Confidential
AGL RESOURCES TALKING POINTS FOR
MANAGER COMMUNICATION TOOLKIT

HOW TO LEAD THIS CRITICAL MEETING

Setting the right tone from the outset of our merger communications is vital.  Please bear the following in mind as you prepare to lead your meetings:

Consistency of message across all of our locations: It’s very important for all audiences – both internal and external – to hear messages that are consistent and congruent.  Please do not embellish or stray into topics which are not covered here; stick to the talking points provided.

It’s always okay to acknowledge that we don’t yet have all of the answers: You will likely receive many questions which you will not be able to answer directly.  Please use this default answer in those situations:

“That’s a really great question and I understand why knowing the answer is important to you.  At this point, we’re very early in the process; there’s a lot of work ahead that our companies need to do in order to answer your question fully.  Our commitment to you is that we will answer all of your questions as quickly and completely as possible, and we will keep you informed of important developments.”

TALKING POINTS

Hello, I’m [name]. I’m very pleased to be with you today to talk about the transaction with Nicor that was announced on Tuesday … and I’ve brought John with me! To get our meeting started, let’s watch this short video message from John.

[WATCH JOHN VIDEO]

As John explained, on December 7, AGL Resources and Nicor signed a definitive merger agreement approved by each company’s Board of Directors

•	The merger creates a leading U.S. natural gas distribution company with:

o	Approximately $5.1 billion in annual revenues (Last 12 months to September 30th, 2010)

o	Seven regulated natural gas distribution companies providing natural gas service to 4.5 million customers

o	Corporate headquarters in Atlanta, Georgia and newly expanded gas distribution headquarters in Naperville, Illinois.

o	Complementary unregulated businesses which will present new growth opportunities

•	For employees: The excitement of new opportunities as part of a larger organization.

•
For customers: We will effectively double the number of utility customers we serve, and by sharing best practices and through the benefits of greater scale and scope, we will be able to serve those customers better and more efficiently.

•
For shareholders: Under the terms of the agreement, AGL Resources will acquire all of the outstanding shares of Nicor in an $8.6 billion transaction. Nicor shareholders will receive cash and AGL Resources stock equal to $53.00 for each common share they own.

•
Following the completion of the merger, it is anticipated that AGL Resources shareholders will own approximately 67 percent and Nicor shareholders would own approximately 33 percent of the combined company.

•	The company will be known as AGL Resources. John W. Somerhalder II will continue to serve as chairman, president and chief executive officer of AGL Resources.

•
The AGL Resources Board of Directors will include four directors from Nicor.  A transition team comprised of senior executives from both companies will be formed to lead the integration and will report to the CEOs of both companies.

•
The merger is conditioned upon, among other things, the approval of shareholders of both companies, approval by the Illinois Commerce Commission, the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and approval by the Federal Communications Commission.  We expect that the merger will be completed in the second half of 2011.

•	Review slides about the MERGER

Nicor is a complementary fit to our operations and company culture

•
AGL Resources and Nicor have shared values, commitment to customer service, passion for giving back to our communities, and pride in our heritage.  These traits will remain the foundation for the combined company.

•	Here’s some more detail about Nicor

•	Review Nicor Overview presentation

We are in the early stages of the process so our commitment to you is to keep you informed of all important developments and milestones

•
While this process continues, our current business must go on and we ask that you remain focused on what we do best -- working together to deliver safe, reliable and cost-effective gas service to our customers.

•	We want to hear and answer your questions along the way so we’ve created a special mailbox at: aglr-nicor-questions@aglresources.com

•	From your questions we will develop a Q&A to share with all company employees that will be posted on a special merger communications page on Planet.

•	I’m happy to try to answer any questions you may have today. Does anyone have a question?

Forward Looking Statements

To the extent any statements made in this document contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”).

These forward-looking statements relate to, among other things, the expected benefits of the proposed merger such as efficiencies, cost savings, tax benefits, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of the combined company; and the expected timing of the completion of the transaction. Forward-looking statements can generally be identified by the use of words such as “believe”, “anticipate”, “expect”, “estimate”, “intend”, “continue”, “plan”, “project”, “will”, “may”, “should”, “could”, “would”, “target”, “potential” and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Although certain of these statements set out herein are indicated above, all of the statements in this release that contain forward-looking statements are qualified by these cautionary statements. Although AGL Resources and Nicor believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, including, but not limited to, factors and assumptions regarding the items outlined above. Actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things, the following: the failure to receive, on a timely basis or otherwise, the required approvals by AGL Resources and Nicor stockholders and government or regulatory agencies (including the terms of such approvals); the risk that a condition to closing of the merger may not be satisfied; the possibility that the anticipated benefits and synergies from the proposed merger cannot be fully realized or may take longer to realize than expected; the possibility that costs or difficulties related to the integration of AGL Resources and Nicor operations will be greater than expected; the ability of the combined company to retain and hire key personnel and maintain relationships with customers, suppliers or other business partners; the impact of legislative, regulatory, competitive and technological changes; the risk that the credit ratings of the combined company may be different from what the companies expect; and other risk factors relating to the energy industry, as detailed from time to time in each of AGL Resources’ and Nicor’s reports filed with the Securities and Exchange Commission (“SEC”). There can be no assurance that the proposed merger will in fact be consummated.

Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this release, as well as under Item 1.A. in each of AGL Resources’ and Nicor’s Annual Report on Form 10-K for the fiscal year December 31, 2009, and Item 1.A in each of AGL Resources’ and Nicor’s most recent Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010. AGL Resources and Nicor caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on forward-looking statements to make decisions with respect to AGL Resources and Nicor, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to AGL Resources and Nicor or any other person acting on their behalf are expressly qualified in their entirety by the cautionary statements referenced above.  The forward-looking statements contained herein speak only as of the date of this presentation. Neither AGL Resources nor Nicor undertakes any obligation to update or revise any forward-looking statement, except as may be required by law.

Additional Information

In connection with the proposed merger, AGL Resources plans to file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of AGL Resources and Nicor that also constitutes a prospectus of AGL Resources. AGL Resources and Nicor will mail the joint proxy statement/prospectus to their respective stockholders. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the joint proxy statement/prospectus, as well as other filings containing information about AGL Resources and Nicor, free of charge, at the website maintained by the SEC at www.sec.gov. You may also obtain these documents, free of charge, from AGL Resources’ website (www.aglresources.com) under the tab Investor Relations/SEC Filings or by directing a request to AGL Resources, P.O. Box 4569, Atlanta, GA, 30302-4569. You may also obtain these documents, free of charge, from Nicor’s website (www.nicor.com) under the tab Investor Information/SEC Filings or by directing a request to Nicor, P.O. Box 3014, Naperville, IL 60566-7014.

The respective directors and executive officers of AGL Resources and Nicor, and other persons, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding AGL Resources’ directors and executive officers is available in its definitive proxy statement filed with the SEC by AGL Resources on March 15, 2010, and information regarding Nicor directors and executive officers is available in its definitive proxy statement filed with the SEC by Nicor on March 10, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation will be included in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.